

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 30, 2018

Bryan J. Wiener
Chief Executive Officer
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190

> **Re:** **comScore, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31. 2017**
> **Filed March 23, 2018**
> **File No. 001-33520**

Dear Mr. Wiener:

Without agreeing or disagreeing with your response to our comments, we have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,
Division of Corporation Finance
Office of Information Technologies
and Services